(As filed on September 19, 2003)

File No. 70-10135

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1/A

Amendment No. 1
to
APPLICATION OR DECLARATION
under the
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Pepco Holdings, Inc.
701 Ninth Street
10th Floor, Suite 1300
Washington, DC 20068
(Names of companies filing this statement and
addresses of principal executive offices)

PEPCO HOLDINGS, INC.
Name of top registered holding company)

Ellen Sheriff Rogers
701 Ninth Street
10th Floor, Suite 1300
Washington, DC 20068
(Name and address of agent for service)

The Commission is requested to mail copies of all orders, notices and other communications to:

Christie Day Cannon
Assistant General Counsel
Pepco Holdings, Inc.
800 King Street
Wilmington, DE 19801
(302) 429-3826

The Application-Declaration filed in this proceeding on June 18, 2003 is hereby amended and restated in its entirety to read as follows:

Item 1.   Description of Proposed Transaction.

A.   Background.

Pepco Holdings, Inc., a registered holding company (the "Applicant"), herein requests approval from the Commission pursuant to Sections 9(a)(1) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act") to acquire a membership interest in PowerTree Carbon Company, LLC (the "Company"), a Delaware limited liability company formed to facilitate investments by the Applicant and other energy companies in forestation projects in the Lower Mississippi River Valley, and possibly other sites, as a means for removing carbon dioxide (CO_2) from the atmosphere. The Applicant proposes to acquire such membership interest either directly or indirectly through one or more subsidiaries.

The Applicant directly and indirectly owns all of the outstanding common stock of Atlantic City Electric Company, Delmarva Power & Light Company, and Potomac Electric Power Company; in addition to these regulated operating utility subsidiaries, the Applicant holds, indirectly, two other subsidiaries that are public utility companies for purposes of the Act: Conectiv Delmarva Generation, Inc. and Conectiv Atlantic Generation, L.L.C. ("CAG") (collectively, the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide retail and wholesale electric service to more than 1.8 million customers in parts of the District of Columbia, Delaware, Maryland, New Jersey and Virginia. The Applicant also holds, directly or indirectly, three other registered holding companies: Conectiv, Conectiv Energy Holding Company and ACE REIT, Inc. The Utility Subsidiaries and other non-regulated generating subsidiaries of the Applicant own all or portions of 24 electric generating plants in the United States having a combined generating capability of approximately 4,580 megawatts (MW).

The Company has been formed under the sponsorship of the electric utility sector in cooperation with the Department of Energy ("DOE"). The Company is part of an industry-wide effort to voluntarily address climate change through measures designed to reduce greenhouse gas emissions in response to President Bush's recent "Climate VISION" plan, or Climate, Voluntary Innovative Sector Initiatives: Opportunities Now. Climate VISION is the first step in the President's policy of encouraging industry to produce voluntary cuts in greenhouse gas emissions. One proven means for reducing greenhouse gases is to use trees to remove CO_2 from the atmosphere and store it in tree biomass and roots and soil. The Bush Administration is considering, as part of its Global Climate Change program, the creation of transferable emission reduction credits for measures that reduce greenhouse gas emissions.

The Company has obtained commitments totaling approximately $3,275,000 from approximately 25 electric utilities, electric utility holding companies and other energy concerns that will be used to fund six forestation projects located in Louisiana, Mississippi and Arkansas. These projects will provide multiple environmental benefits, including removing from the atmosphere and storing over 2 million tons of CO_2 over the projects' 100-year lifetimes. Other benefits will include: restoring habitat for birds and animals; reducing fertilizer inputs to waters;

and stabilizing soils. Two of the projects will involve purchase and donation of land to the U.S. Fish & Wildlife Service, while other projects will involve obtaining easements for tree planting on private land. The contributions of the members to the Company will be utilized for land acquisition and to pay the cost of planting tree seedlings. It is estimated that these projects will provide carbon benefits of more than 400 and 450 tons of CO_2 per acre by years 70 and 100, respectively, at a cost of less that $2.00 per ton.

Unlike some earlier forestation projects that U.S. electricity generators have supported in the past, the Company is being formed as a for-profit limited liability company ("LLC"), which it is believed will allow carbon or CO_2 reduction credits, if and when they become available, to be more readily transferred. The LLC structure will also allow the members of the Company to take advantage of tax benefits of land donation. Nevertheless, although formed as a for-profit LLC, the Company is essentially a passive medium for making investments in projects that are not expected to have any operating revenues, and will not engage in any active business operations.

The Applicant is also requesting authorization pursuant to Section 12(f) of the Act to sell all or a portion of its membership interest in the Company at any time to any of its associate companies. Any sale by the Applicant of its membership interest in the Company to an associate company shall be for an amount equal to the Applicant's investment or pro rata share thereof in the case of a sale of a portion of the Applicant's membership interest. No sale to an associate company that requires approval by any other regulatory commission shall take place until such approval has been obtained.

B.   Capital Contribution Commitments of Initial Members.

The Applicant is one of eleven registered holding companies that have committed, either directly or through subsidiaries, to make capital contributions to the Company. The others are Ameren Corporation, American Electric Power Company, Inc., Cinergy Corp., Dominion Resources, Inc., Entergy Corporation, Exelon Corporation, FirstEnergy Corp., Great Plains Energy Incorporated, Progress Energy, Inc., and Xcel Energy, Inc. Other energy companies that have committed to make capital contributions are: Arizona Public Service Company (a subsidiary of Pinnacle West Capital Corporation), The Detroit Edison Company, Diversified Lands LLC (a subsidiary of CLECO Corporation), Duke Energy Corporation, Oglethorpe Power Corporation, Oklahoma Gas & Electric Company (a subsidiary of OGE Energy Corp.), Peabody PowerTree Investments, LLC (a subsidiary of Peabody Energy Corporation), Public Service Electric and Gas Company, PNM Resources, Inc. (the parent of Public Service Company of New Mexico), Reliant Resources, Inc., Tennessee Valley Authority, TXU Generation Company LP (a subsidiary of TXU Corp.), We Energies (the trade name of Wisconsin Electric Power Company and Wisconsin Gas Company), and Wisconsin Public Service Corporation. The amount of the commitments of the eleven registered holding companies is as follows:

Name of Registered Holding Company	Total Capital Contribution Commitment	Percentage Interest in Company
Ameren Corp.	$100,000	3.05%
American Electric Power Co.	$300,000	9.16%
Cinergy Corp.	$100,000	3.05%
Dominion Resources, Inc.	$100,000	3.05%
Entergy Corp.	$100,000	3.05%
Exelon Corp.	$100,000	3.05%
FirstEnergy Corp.	$100,000	3.05%
Great Plains Energy, Inc.	$50,000	1.53%
Pepco Holdings, Inc.	$50,000	1.53%
Progress Energy, Inc.	$100,000	3.05%
Xcel Energy, Inc.	$100,000	3.05%
Total	$1,200,000	36.64%

In the aggregate, the capital contribution commitments of the eleven registered holding companies represent approximately 35% of the commitments of all of the initial members.

C.   Principal Terms of Operating Agreement.

Under the Company's Operating Agreement (Exhibit A hereto (the "Operating Agreement"), the business and affairs of the Company shall be managed by its Board of Managers. Each member that commits to make a capital contribution of at least $100,000 is entitled to appoint one representative to the Board of Managers. In general, actions by the Board of Managers may be taken by a majority of the managers present at a meeting. However, certain actions of the Board of Managers or of any individual manager or any officer require authorization by a two-thirds vote of the full board. These include, among others actions: the sale, exchange or other disposition of any of the assets of the Company greater that $20,000 in value; the commencement of a voluntary bankruptcy proceeding; the declaration or making of any distributions to members; the incurrence of any indebtedness by the Company; capital expenditures exceeding $20,000; and the acquisition or lease of any real property and any sale of, donation, lease or sublease affecting real property owned by the Company.

New members may be admitted to the Company only upon the unanimous approval of the then existing members. Upon admission of any new member, the percentage interests of existing members shall be reduced accordingly. A member may transfer all or a portion of its membership interest only upon receiving approval of two-thirds of the existing members, except that, without the prior approval of the other members, a member may transfer all or a part of its membership interest to an affiliate of such member or to any other member. A two-thirds vote of the members is also required for the election of officers of the Company. The members have equal voting rights, regardless of their percentage interests in the Company (as shown in the table above).

The Operating Agreement provides that, so long as any member is a registered holding company or subsidiary company thereof, any voting rights in the Company received or

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otherwise obtained by such member equal to or exceeding 10% of the total outstanding voting rights in the Company shall be automatically (and without any requirement for consent on the part of the affected member) allocated to the other members in equal portions such no registered holding company member will hold 10% or more of voting rights in the Company. In addition, any member may elect to limit its voting rights to less than 5% of the total voting rights in the Company, in which case the voting rights of such member or members equal to or exceeding 5% of the total voting rights in the Company would be automatically allocated in equal portions to the other members.

The Operating Agreement further provides that each member (or its designee(s) or transferee(s)) shall be entitled to claim a pro rata share of all carbon that is determined to be sequestered by the Company's efforts to which legal rights, if any, have been obtained ("Carbon Reductions") based on the member's percentage interest in the Company. A member may generally utilize such member's share of any Carbon Reductions in connection with its participation in any greenhouse gas reporting or regulatory program or transfer or assign such Carbon Reductions to one or more other persons.

Item 2.   Fees, Commissions and Expenses.

The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $2,000.

Item 3.   Applicable Statutory Provisions.

A.   General.

Sections 9(a)(1) and 10 of the Act are applicable to the proposed acquisition of a membership interest in the Company, as well as to the acquisition of the securities of any new subsidiary formed exclusively for the purpose of acquiring and holding the membership interest. The subsequent sale of all or a portion of the membership interest in the Company acquired by the Applicant to any associate company thereof is subject to Section 12(f) of the Act, but may be exempt under Rule 43.

B.   Standards of Sections 9(a) and 10.

The transaction proposed herein involves an acquisition of securities, as well as an acquisition of an interest in another (*i.e.*, non-utility) business, and is therefore subject to the approval of this Commission under Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c) and (f). As applied to interests in non-utility businesses, Section 10(c)(1) of the Act provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system and such non-utility businesses as are "reasonably incidental, or economically necessary or appropriate to the operations" of its integrated system or systems. The Commission and the courts have interpreted these provisions as expressing a

Congressional policy against non-utility activities that bear no operating or functional relationship to the utility operations of the registered system.[1]

The Commission has previously authorized new registered holding companies to retain, under the standards of Section 11(b)(1), interests in ventures formed to invest in start-up companies that offer products or services that will generate greenhouse gas emission reductions for submission to the DOE as "Climate Challenge" credits pursuant to Title XVI of the Energy Policy Act of 1992.[2] Further, under Rule 58(b)(1)(ii), a registered holding company may, without the need for prior approval by the Commission (subject to certain investment limitations), acquire the securities of companies that engage in the "development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, <u>greenhouse gas reduction</u>, and similar innovations." (Emphasis supplied)

The Applicant's proposed investment in the Company is intended to contribute positively to the national goal of reducing greenhouse gases through voluntary industry specific efforts. The forestation projects that the Company will fund have received strong backing from the DOE, Department of Agriculture and Department of Interior.   Moreover, the proposed investment in the Company will provide the Applicant with a means to obtain carbon or CO_2 reduction credits, if and when such credits become available.

    C. <u>Compliance with Rule 54</u>. The proposed transaction is also subject to Rule 54. Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. As demonstrated below, such rules are satisfied.

By Order dated July 24, 2002, HCAR No. 27553 in File No. 70-9113 (the "July 24 Order"), the Commission authorized Conectiv to invest up to 100% of consolidated retained earnings plus $3.5 billion ("EWG Project Limit") in EWGs and FUCOs. The Applicant is currently in compliance with the EWG Project Limit, in that the EWG Project Limit, based on consolidated retained earnings as of June 30, 2003, is approximately $4.3 billion and its

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[1] *See Michigan Consolidated Gas Co.*, 44 S.E.C. 361, 363-365 (1970), *aff'd* 444 F.2d 913 (D.C.Cir.1971).

[2] *See Exelon Corp.*, Holding Co. Act Release No. 27256 (Oct. 19, 2000); and *CP&L Energy, Inc.*, Holding Co. Act Release No. 27284 (Nov. 27, 2000).

investment in EWGs and FUCOs as of June 30, 2003, equals approximately $1.8 billion. Moreover, the Applicant will inform the Commission of its investments in EWGs and FUCOs on an ongoing basis by filing with the Commission, as required by the July 24 Order, quarterly certificates containing extensive information specified in the July 24 Order concerning those investments. With respect to the other requirements of Rule 53:

(i)   The Applicant maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

(A)   For each United States EWG in which the Applicant directly or indirectly holds an interest:

(1)   the books and records for such EWG will be kept in conformity with United States generally accepted accounting principles ("GAAP");

(2)   the financial statements will be prepared in accordance with GAAP; and

(3)   the Applicant directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

(B)   For each FUCO or foreign EWG which is a majority-owned subsidiary of the Applicant:

(1)   the books and records for such subsidiary will be kept in accordance with GAAP;

(2)   the financial statements for such subsidiary will be prepared in accordance with GAAP; and

(3)   the Applicant directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

(C)   For each FUCO or foreign EWG in which the Applicant owns 50% or less of the voting securities, the Applicant directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

(1)   such entity to maintain books and records in accordance with GAAP;

(2)   the financial statements of such entity to be prepared in accordance with GAAP; and

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(3)   access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to Conectiv and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, the Applicant will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2) (iii) (B) of Rule 53.

(ii)   No more than 2% of the Applicant's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which the Applicant directly or indirectly holds an interest.

(iii)   The Applicant, in connection with any Form U-1 seeking approval of EWG or FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Applicant holding company system. In addition, the Applicant will submit to each such commission copies of any amendments to any Form U-1 seeking approval of EWG or FUCO financing and any Rule 24 certificates required thereunder, as well as a copy of Item 9 of the Applicant's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization therein requested is granted).

(iv)   None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for a transaction requiring Commission approval for the issuance and sale of a security by the Applicant for purposes other than the acquisition of an EWG or FUCO or other transactions by the Applicant or its subsidiaries other than with respect to EWGs or FUCOs.

(A)   Neither the Applicant nor any subsidiary of the Applicant having a book value exceeding 10% of the Applicant's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

(B)   As stated previously, the Applicant is in complete compliance with the July 24 Order, which dealt with the status of the Applicant's consolidated retained earnings.

(C)   The Applicant did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 2002 in excess of 5% of the Applicant's June 30, 2003 consolidated retained earnings.

Item 4.   <u>Regulatory Approval.</u>

No state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

Item 5. **Procedure.**

The Commission has published a notice under Rule 23 with respect to the filing of this Application/Declaration (HCAR No. 27699) and no hearing has been requested. The Applicant requests that the Commission issue an order approving the proposed transaction as soon as practicable. The Applicant further requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents to the assistance of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

Item 6. **Exhibits and Financial Statements.**

      A.   Exhibits.

A	-	Draft of Operating Agreement of PowerTree Carbon Company, LLC (previously filed)
B	-	None
C	-	Inapplicable
D	-	None
E	-	Inapplicable
F-1	-	Opinion of Counsel for Applicant (previously filed)
F-2	-	Opinion of Morris, James, Hitchens & Williams, LLP (previously filed)
G	-	Form of Federal Register Notice (previously filed)

      B.   Financial Statements.

      (Deemed unnecessary because of the *de minimis* nature of the proposed transaction)

Item 7. **Information as to Environmental Effects.**

None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant is.

not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application/Declaration.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended statement to be signed on its behalf by the undersigned thereunto duly authorized.

PEPCO HOLDINGS, INC.

By: /s/ THOMAS S. SHAW
Name: Thomas S. Shaw
Title: Executive Vice President

Date: September 19, 2003